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Los Angeles, California 90067

(310) 553-3000

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direct dial Number
310-282-6271	June 6, 2005
Email: Jsoza@chrismill.com

Jeffrey B. Werbitt

Office of Mergers and Acquisitions

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Comments by the Staff on Schedule TO filed by Tracinda Corporation on May 9, 2005, as amended

Dear Mr. Werbitt:

We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of June 3, 2005 with regard to the Schedule TO filed by Tracinda Corporation (as amended, the “Schedule TO”). An Amendment to Schedule TO (the “Amendment”) has been filed with the Commission in response to the Staff’s comments. The following is a response to each of the comments made by the Staff in its letter, with references to the amendments to the text of the Schedule TO that have been made in response to the Staff’s Comments.

1.	We note that you have added Mr. Kerkorian as a co-bidder in this tender offer in response to comment 1 in our prior letter dated May 19, 2005. However, that comment also asked you to revise the body of the offer to purchase to ensure that all of the disclosure required by Schedule TO was provided as to Mr. Kerkorian individually. You have not provided the financial statement disclosure for Mr. Kerkorian required by Instruction 4 of Item 10 of Schedule TO. See the next comment below regarding our view as to the materiality of financial statement disclosure in the context of this offer. In addition, please be sure to add Mr. Kerkorian’s name as a filer on the cover page of all future amendments to the Schedule.

The Schedule TO now includes Mr. Kerkorian’s name as a filer on the cover page of the Amendment. The Staff’s request that the Schedule TO contain financial statement disclosure for Mr. Kerkorian has been addressed in a letter to the Staff dated June 5, 2005. We understand that the Staff no longer requires financial statement disclosure for Mr.

Jeffrey B. Werbitt

June 6, 2005

Kerkorian.

2.	As noted in prior comment 2, we continue to believe that financial statements for Tracinda Corp. are required in the context of this offer. Instruction 2 to Item 10 of Schedule TO-T describes those circumstances in which financial statements are not considered material in the context of a tender offer. Tracinda Corp. is not a reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and this is a partial offer. Therefore, the presumption of non-materiality does not apply in the context of this offer. If this offer is fully subscribed, Tracinda Corp will become the third largest shareholder of General Motors. As such, its financial statement disclosure is material for reasons other than its ability to pay for tendered shares. Please revise to include the financial statement required by Item 10 of Schedule TO.

The Staff’s request that the Schedule TO contain financial statement disclosure for Tracinda has been addressed in a letter to the Staff dated June 5, 2005. We understand that the Staff no longer requires financial statement disclosure for Tracinda.

3.	See the last two comments above. Advise how you will disseminate the revised offer materials, in light of the materiality of the financial statements omitted in the original offer materials. Not that shareholders must be afforded adequate time from the date they receive this new disclosure to review and act upon it. Therefore, advise whether you intend to extend the offer period beyond the scheduled expiration.

Since the Staff is no longer requiring financial statement disclosure for Mr. Kerkorian or Tracinda, we believe this comment is moot.

4.	We note your response to prior comment 10. However, we continue to be concerned that many of the listed offer conditions are so broadly drafted as to potentially make it impossible for a General Motors security holder to determine what events or occurrences will allow you to terminate the offer. In this regard, many of your conditions appear to contain an excessive subjective element, and may be so broad as to render the offer illusory. For example, paragraph (b) addresses events that may have a materially adverse effect on General Motors or on the value of your share and paragraph (e) discusses action that might prohibit, restrict or delay consummation of the offer or otherwise could materially adversely affect your business. You should revise your disclosure accordingly, for example by speaking in more definitive terms. Similarly, paragraph (a)(iii) should quantify the term “material change” for purposes of this condition.

Jeffrey B. Werbitt

June 6, 2005

The Schedule TO has been revised in response to Comment 4. See Items (1) – (4) of the Amendment.

If you have any questions concerning the foregoing responses to the Staff’s comments please call the undersigned at the telephone number set forth above or Janet S. McCloud at 310-282-6247.

Very truly yours,

/s/ Jeffrey Soza
Jeffrey Soza of CHRISTENSEN, MILLER, FINK, JACOBS, GLASER, WEIL & SHAPIRO, LLP

cc:	Richard E. Sobelle, Esq.
Janet S. McCloud, Esq.